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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the quarter ended March 31, 2003

Preem Holdings AB (publ)
(Translation of registrant's name into English)

Sandhamnsgatan 51, S-11590, Stockholm, Sweden
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒            Form 40-F     ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):        ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):        ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PREEM HOLDINGS AB (PUBL)
Date: May 30, 2003	By:	/s/ PER HÖJGÅRD Name: Per Höjgård Title: Chief Financial Officer

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

        This Quarterly Report on Form 6-K contains forward-looking statements. The management of Preem Holdings AB (publ) (the "Company") has based these forward-looking statements on its current expectations and projections about future events. Although the Company's management believes that the expectations reflected in such forward-looking statements are reasonable, the Company can give no assurance that such expectations will prove to be correct. Important factors that could cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others:

  •
  volatility in refining margins and in market prices for crude oil and refined products;

  •
  unplanned shut-downs due to technical problems at the refineries;

  •
  the Company's future capital needs;

  •
  the Company's ability to hedge against currency, commodity and interest rate risks;

  •
  the Company's ability to comply with existing or newly implemented environmental regimes in the countries in which it operates;

  •
  the Company's liability for violations, known and unknown, under environmental laws;

  •
  the Company's ability to remediate contaminated sites within budgeted amounts;

  •
  possible adverse effects of the Company's anticipated growth through joint venture, acquisition or restructuring, including diversion of management resources, incurrence of additional debt, the terms and conditions of any joint venture, failure to integrate acquired businesses and the Company's liability for known and unknown liabilities of acquired businesses;

  •
  agreements or disagreements among members of OPEC; and

  •
  limitations on the Company's operational flexibility arising under agreements governing the Company's debt.

        All forward-looking statements attributable to the Company or persons acting on the Company's behalf are expressly qualified in their entirety by these cautionary statements. In addition, certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company's Annual Report on Form 20-F for the year ended December 31, 2002 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. Because of the uncertainties associated with forward-looking statements, you should not place undue reliance on them. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

i

PRESENTATION OF CERTAIN INFORMATION

        Solely for the convenience of the reader, the interim financial statements for all periods have been translated into U.S. Dollars ($) using the March 31, 2003 rate of $1.00 = SEK8.50. On May 23, 2003, the exchange rate for the Krona against the U.S. Dollar was $1.00=SEK7.82, based on data provided by the Swedish Central Bank.

        We present our financial statements in Kronor. Unless otherwise indicated, all references in this report to "SEK," "Krona" or "Kronor" are to the lawful currency of Sweden; all references to "$" or "Dollar" are to the lawful currency of the United States; and all references to "€" or "Euro" are to the single currency adopted by twelve of the fifteen member states of the European Union.

ii

Preem Holdings AB and Consolidated Subsidiaries

Consolidated Income Statements (unaudited)

	Three Months Ended March 31,
	2002	2003
	SEK	SEK	$
		(in millions)
Revenues	10,330	12,560	1,477
Excise duties	(2,868)	(2,214)	(260)

Sales revenue	7,462	10,346	1,217
Cost of goods sold	(7,141)	(9,643)	(1,134)

Gross profit	321	703	83
Selling expenses	(233)	(197)	(23)
Administrative expenses	(106)	(119)	(14)
Other operating income	73	79	9

Operating income	55	466	55
Interest income	13	9	1
Interest expense	(115)	(122)	(15)
Other financial expenses, net	166	33	4

Income before taxes	119	386	45
Income taxes	(44)	(108)	(12)
Minority interests	(3)	(1)	0

Net income	72	277	33

The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

Preem Holdings AB and Consolidated Subsidiaries

Consolidated Balance Sheets (unaudited)

	As of December 31, 2002	As of March 31, 2003
	SEK	SEK	$
	(in millions)
ASSETS
Fixed assets
Intangible fixed assets
Goodwill	1,072	1,014	119

Total intangible assets	1,072	1,014	119
Tangible assets
Land and building, net	762	758	89
Plant and machinery, net	3,786	3,686	434
Capitalized turnaround cost, net	207	185	22
Equipment, tools fixtures and fittings, net	681	674	79
Construction in progress	291	362	43

Total tangible fixed assets	5,727	5,665	667
Financial assets
Participation in associated companies	5	5	1
Other securities held as fixed assets	2	2	0
Other long-term receivables	116	113	13

Total financial assets	123	120	14
Total fixed assets	6,922	6,799	800
Current assets
Inventories	3,523	3,949	465
Accounts receivable	3,684	3,463	407
Receivables from associated companies	1	1	0
Other receivables	337	397	47
Prepaid expenses and accrued income	254	240	28

Cash and cash equivalent	461	262	31
Total current assets	8,260	8,312	978

TOTAL ASSETS	15,182	15,111	1,778

The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

Preem Holdings AB and Consolidated Subsidiaries

Consolidated Balance Sheets (unaudited)

	As of December 31, 2002	As of March 31, 2003
	SEK	SEK	$
	(in millions)
SHAREHOLDERS' EQUITY, PROVISIONS AND LIABILITIES
Shareholders' equity
Restricted equity
Share capital	1	1	0
Restricted reserves	0	0	0

	1	1	0
Non-restricted equity
Profit brought forward	3,074	3,379	397
(Loss)/Profit for the year	(148)	277	33

Total shareholders' equity	2,927	3,657	430
Minority interests	8	9	1
Provisions
Pension provision	157	158	19
Deferred tax liability	396	397	47
Other provisions	53	53	6

Total provisions	606	608	72
Liabilities
Long-term liabilities
Shareholder loans	242	242	28
Bond loan	2,678	2,686	316
Liabilities to credit institutions	2,875	2,601	306
Bank overdraft facility	—	125	15
Other long-term liabilities	—	2	0

Total long-term liabilities	5,795	5,656	665

Current liabilities
Liabilities to credit institutions	771	1,066	126
Advanced payment from customers	159	159	19
Accounts payable	1,883	1,595	188
Liabilities to parent company	356	11	1
Liabilities to associated companies	1	3	0
Income tax payable	8	9	1
Other liabilities	1,556	1,310	154
Accrued expenses and prepaid income	1,112	1,028	121

Total current liabilities	5,846	5,181	610

TOTAL SHAREHOLDERS' EQUITY, PROVISIONS AND LIABILITIES	15,182	15,111	1,778

The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

Preem Holdings AB and Consolidated Subsidiaries

Consolidated Statements of Cash Flow (unaudited)

	Three Months Ended March 31,
	2002	2003
	SEK	SEK	$
		(in millions)
Income from operation
Income after financial items	119	386	45
Adjustments for non-cash items
Deprecation and amortization	202	217	26
Unrealized exchange gains	(138)	(41)	(5)
Other adjustments for non-cash items	—	4	0
Taxes paid	(28)	—	—
Cash flow in working capital
Increase in inventories	(371)	(426)	(50)
Decrease in current receivables	74	179	21
Decrease in liabilities	(456)	(502)	(59)
Cash flow used in operating activities	(598)	(183)	(22)
Investment activities
Investment in tangible fixed assets	(163)	(104)	(12)
Sale of tangible fixed assets	1	3	0
Increase in financial fixed assets	(45)	0	0

Cash flow used in investment activities	(207)	(101)	(12)
Financing operation
New loans from credit institutions	736	745	88
Payment of loans from credit institutions	(207)	(660)	(78)
Cash flow from financing activities	529	85	10
Cash flow of the period	(276)	(199)	(23)
Liquid funds at the beginning of the period	959	461	54
Exchange-rate difference in cash and cash equivalents	(6)	—	—
Cash and cash equivalents at the end of the period	677	262	31
Supplementary disclosures
Cash flow interest
Interest received	12	9	1
Interest paid	(212)	(218)	(26)
Items included in cash and cash equivalents
Cash and bank balance	451	233	27
Short-term investments	226	29	4
Total cash and cash equivalents	677	262	31

The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

Preem Holdings AB and Consolidated Subsidiaries

Notes to Consolidated Financial Statements
Three-Months Period Ended March 31, 2003

Note 1. Basis of presentation

        Preem Holdings AB (publ) (the "Company") was originally established in 1980 as Swedoil AB and is registered with the Swedish Patent and Registration Office under the number 556206-9673. Swedoil AB was a subsidiary of Preem Petroleum AB that had been dormant since 1983. On March 1, 2001, its name was changed from Swedoil AB to Preem Holdings AB, through an amendment to its Articles of Association and its subsequent registration with the Swedish Patent and Registration Office. The purpose of this name change was to reflect accurately its status as a holding company and its position within the overall corporate structure with respect to Corral Petroleum Holdings AB, its parent company, and Preem Petroleum AB, its operating subsidiary. Also on March 1, 2001, the Company's status was changed from a private company to a public company, giving it the ability under Swedish law to raise capital through the issuance of securities. Corral Petroleum Holdings AB, a Swedish company, contributed all of the issued and outstanding shares of Preem Petroleum AB to Preem Holdings AB on March 19, 2001. Preem Holdings AB is wholly owned by Corral Petroleum Holdings AB, which is wholly owned by Moroncha Holdings Company Limited, which is wholly owned by Mr. Mohammed Hussein Ali Al-Amoudi.

        Preem Holdings AB applies the Swedish Annual Account Act and complies with recommendations of the Swedish Accounting Standards Board and the Swedish Financial Accounting Standards Council.

        The accompanying Consolidated Financial Statements present the financial position, results of operations and cash flows of Preem Holdings AB and its consolidated subsidiaries. Preem Holdings AB's principal assets as of March 31, 2003 consist of all of the issued and outstanding shares of Preem Petroleum AB and an inter-company loan to Preem Petroleum AB. Preem Holdings AB's principal liability as of March 31, 2003 consists of €291 million aggregate principal amount of 10 5/8% senior secured notes, due 2011, of which Preem Holdings AB issued €250 million on April 10, 2001 and €55 million on July 20, 2001. As of March 31, 2003, the Company has repurchased €14 million worth of its own notes on the open market.

        The accompanying consolidated financial statements present the financial position and results of operations of the Company and have been prepared in accordance with Swedish GAAP. These accounting principles differ in certain significant respects from U.S. GAAP. For further information, see note 26 of the Company's Consolidated Financial Statements included in its Annual Report on Form 20-F for the fiscal year ended December 31, 2002 (the "2002 Annual Report").

        The interim financial information included in the interim consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. Interim results for the three months ended March 31, 2003 are not necessarily indicative of the results to be expected for the full year.

        There has been no material change in the Company's related party transactions since December 31, 2002. For further information, see item 7.B in the Company's 2002 Annual Report. There has been no material change in the Company's contingent liabilities since December 31, 2002. For further information, see note 23 in the Company's Consolidated Financial Statements included in its 2002 Annual Report.

Note 2. Sales revenue

	Three months ended March 31,
	2002	2003
Supply and Refining	6,258	9,578
Marketing	2,395	3,256
International	450	—
Group eliminations	(1,641)	(2,488)

Total	7,462	10,346

Note 3. Operating income

	Three months ended March 31,
	2002	2003
Supply and Refining	188	599
Marketing	32	34
International	0	—
Other Non-allocated Income (expense), net	(165)	(167)

Total	55	466

Note 4. Inventories

        The valuation of inventories has been carried out at the lower of the acquisition value and the actual value. The actual value for finished products is the net sales value, and for crude oil it is the replacement costs. At March 31, 2003, the actual value of inventories was SEK8 million lower than the acquisition value. Consequently, we made a write-down of the inventory value of SEK8 million, affecting the cost of goods sold with the same amount. There is a general practice within the Swedish oil industry to lend and borrow products to/from other oil companies. The lending portion of inventory volume is included in the inventory value in an amount of SEK27 million. Borrowed inventory volumes corresponds to an inventory value of SEK74 million, which is not included in the inventory value.

	As of December 31, 2002	As of March 31, 2003
Raw materials and supplies	1,836	1,786
Finished products	1,687	2,163

Total	3,523	3,949

Note 5. Shareholders' Equity

        The changes in shareholders' equity in Preem Holdings AB and its consolidated subsidiaries for the period December 31, 2002 to March 31, 2003 are as follows:

	Share capital	Restricted reserves	Unrestricted reserves	Total shareholders equity
	(SEK in million)
Balance at December 31, 2002	1	—	2,926	2,927
Shareholder's contribution	—	—	345	345
Calculated tax effect of group contribution	—	—	108	108
Net income	—	—	277	277
Balance at March 31, 2003	1	—	3,656	3,657

Note 6. Long-term Liabilities to Credit Institutions

	2003	2004	2005	2006	2007	2008+
Bond loan	—	—	—	—	—	2,686
Loans	390	555	399	429	503	727

Total	390	555	399	429	503	3,413

        The Company has as of March 31, 2003 debt of SEK41 million secured by real estate mortgages and debt of SEK425 million that is guaranteed by a financial institution.

Note 7. Interim Segment Information

        The Company operates mainly in the oil and gas industry and has two reportable segments: a Supply and Refining Segment and a Marketing Segment. The two segments were determined based upon the types of services and products that are provided to customers. The Supply and Refining Segment operates the majority-owned Scanraff refinery located on the west coast of Sweden, north of Gothenburg, and the wholly owned Preemraff refinery located near the harbor of Torshamnen in Gothenburg, as well as storage depots throughout Sweden. The Supply and Refining Segment sells a full range of refined products in Sweden and abroad. The Marketing Segment sells home-heating gasoil directly to end-users, and gasoil, diesel and fuel oil directly to Swedish companies using refined products purchased from the Supply and Refining Segment. The Marketing Segment also sells gasoline, diesel, lubricants, shop merchandise and other products through its Preem-branded service stations.

        In January 2003, Preem Petroleum AB sold its wholly owned Polish subsidiary, through which we conducted all our Polish operations, to Statoil. The sale resulted in a loss in 2002 of approximately SEK3 million. The sale of our Polish operations follows our decision to concentrate further investments on refining and to strengthen our activities in Sweden. Prior to the sale of our Polish operations, we had three reportable segments: the Supply and Refining Segment and the Marketing Segment discussed above, as well as an International Segment, which sold refined products primarily to wholesale customers in Poland and, to a lesser extent, in Norway. After the sale of our Polish operations, we consolidated the remaining operations of our International Segment, including our operations in Norway, with our Marketing Segment, which, prior to this consolidation, was referred to as the Swedish Market Segment.

        Performance of the segments is evaluated based upon operating profit (loss) before income taxes and excluding interest income and expenses, and minority interest. Segment information has been prepared in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Accounting policies of the segments are the same as those described in the summary of significant accounting policies. Intersegment sales were made at market rates.

	Three months ending March 31,
	2002	2003
	(in millions)
Sales revenue:
Supply and refining	6,258	9,578
Marketing	2,395	3,256
International	450	—
Segment sales revenue	9,103	12,834
Intersegment sales revenue	(1,641)	(2,488)

Sales revenues	7,462	10,346
Segment operating profit:
Supply and refining	188	599
Marketing	32	34
International	0	—

Segment operating profit	220	633
Other non-allocated income net(1)	(165)	(167)
Income from operations	55	466
Non-allocated items(2)	64	(80)

Income before income taxes	119	386

(1)
Other non-allocated income (expense) includes the corporate cost center, non-recurring items and exchange rate differences.

(2)
Non-allocated items consist of interest income and expenses, other financial income and expense.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

        We refine crude oil in Sweden and then market and sell refined products primarily in Sweden and other northern European markets. We conduct our business through our wholly owned operating company, Preem Petroleum AB, which has two reportable segments: the Supply and Refining Segment and the Marketing Segment. Our Supply and Refining Segment, which operates our majority-owned Scanraff refinery and our wholly owned Preemraff refinery, purchases and refines crude oil, and then sells refined products wholesale to our Marketing Segment and to third parties, which are primarily other refined product marketing companies. Our Marketing Segment consists of a home-heating and business-to-business division and a station and consumer division. Our home-heating and business-to-business division sells refined products to wholesale and retail customers, including sales of home-heating gasoil to retail customers. Our station and consumer division consists of a network of Preem-branded service stations throughout Sweden.

        In January 2003, Preem Petroleum AB sold its wholly owned Polish subsidiary, through which we conducted all our Polish operations, to Statoil. The sale resulted in a loss in 2002 of approximately SEK3 million. The sale of our Polish operations follows our decision to concentrate further investments on refining and to strengthen our activities in Sweden. Prior to the sale of our Polish operations, we had three reportable segments: the Supply and Refining Segment and the Marketing Segment discussed above, as well as an International Segment, which sold refined products primarily to wholesale customers in Poland and, to a lesser extent, in Norway. After the sale of our Polish operations, we consolidated the remaining operations of our International Segment, including our operations in Norway, with our Marketing Segment, which, prior to this consolidation, was referred to as the Swedish Market Segment.

        Prices for crude oil and refined products are subject to frequent and significant fluctuations. As a result, a refinery's sales revenue and cost of goods sold can vary significantly from period to period, even when the volume of crude oil purchased and refined products sold remain relatively constant. A refinery's sales revenue depends on refined product prices, currency fluctuations and throughput, which is a function of refining capacity and utilization. The cyclicality of refined product prices results in high volatility of sales revenue. Consequently, sales revenue, viewed alone, is not indicative of an oil refining company's results. Earnings and cash flow from refining are largely driven by gross and net refining margins, and a successful refinery strives to maintain its profit margins from year to year, notwithstanding fluctuations in the prices of crude oil and refined products.

Refining margins

        Oil refineries measure the financial performance of their operations by their margins. "Gross refining margin" is the difference between the sales revenue received from the sale of refined products produced by a refinery and the cost of crude oil and (where relevant) other intermediate feedstocks processed by it. While crude oil costs in general are a function of supply and demand, there are many grades of crude oil and their relative prices vary. Like crude oil, different refined products vary in price. A refinery's gross refining margin is a measure of both the sophistication of the plant's design and its crude oil purchasing strategy (its ability to produce the most valuable refined product mix from the least costly crude oil). Thus, a refinery with a cracking facility, such as Scanraff, that can produce a higher percentage of the lighter, higher-value, fractions, will generally have a higher gross refining margin than a less complex facility, such as Preemraff. "Refining margin" measures the ability of a refinery to cover the costs of its refining process. "Net cash margin" is the refining margin less the refinery's fixed operating costs, excluding depreciation and other non-cash costs. Net cash margin indicates the cash generating capability of the refinery. "Net refining margin" is the net cash margin less depreciation and reflects the overall profitability of the refinery.

Highlights of the First Quarter of 2003

  Supply and Refining Segment

        From the beginning of 2003 until the middle of March, crude oil prices varied from a low of $30 per barrel to $35 per barrel, a range that is significantly higher than the $18 to $26 per barrel range for crude oil prices during the first quarter of 2002. The higher prices during this period were a consequence of lower production in Venezuela due to the national strike, low industry-wide inventory storage levels and the geopolitical uncertainty surrounding the impending war in Iraq. Crude oil prices began to decrease toward the end of March, falling by approximately $10 per barrel from $34.73 per barrel on March 10 to $24.96 per barrel on March 21. The Brent price of crude oil on March 31, 2003 was $28.08 per barrel, and as of May 23, 2003, the price was $26.92 per barrel. This fall in crude oil prices resulted primarily from the realization that decreased Iraqi oil exports would be offset by increased exports from other OPEC countries, the relatively short duration of the war in Iraq, and increased oil production in and exports from Venezuela, both of which almost returned to pre-strike levels.

        Prices for refined products were also high in the first quarter of 2003. Refining margins were relatively high, particularly toward the end of the quarter when crude oil prices fell at a faster rate than refined product prices. The higher prices for refined products were primarily attributable to reduced supply by virtue of the fact that Venezuelan refineries, normally large suppliers to the U.S. market, were shut down because of the national strike; an exceptionally cold winter that increased demand for heating oil in the Atlantic Basin; and a lack of shipping capacity, which resulted in significant amounts of oil having to be shipped over long distances. Operations at our wholly owned Preemraff refinery were smooth and stable in the first quarter of 2003 and benefited from high refining margins. However, while our majority-owned Scanraff refinery also benefited from high refining margins during the first quarter of 2003, the catalytic cracker had to be shut down on December 30, 2002 due to freezing problems and its start-up in January 2003 was delayed because of a continued low ambient temperature. In addition, Scanraff also experienced problems with its propylene manufacturing plant.

        We are considering an additional investment in a mild-hydrocracker unit at Scanraff, our share of which would be approximately SEK2,535 million, to further upgrade the refinery to enhance its refining margins.

        The following tables show the calculation of margins for Scanraff and Preemraff for the first quarters of 2003 and 2002. In accordance with industry practice, the margins are expressed in Dollars per barrel. The information for Scanraff shows our share of the refinery's production for the periods indicated.

	Three months ended March 31,
	2002	2003
	(in Dollars/barrel)
Scanraff
Gross refining margin	$1.06	$4.84
Variable refining costs	(0.22)	(0.45)

Refining margin	0.84	4.39
Fixed operating costs	(0.48)	(0.69)

Net cash margin	0.36	3.70
Depreciation	(0.30)	(0.46)

Net refining margin	$0.06	$3.24

Total production (000 barrels)	14,216	13,870
Preemraff
Gross refining margin	$0.25	$3.31
Variable refining costs	(0.06)	(0.25)
Natural gas, refining fuel	(0.12)	(0.06)

Refining margin	0.07	3.00
Fixed operating costs	(0.37)	(0.39)

Net cash margin	(0.30)	2.61
Depreciation	(0.50)	(0.60)

Net refining margin	$(0.80)	$2.01

Total production (000 barrels)	9,572	9,974

        For the first quarter 2003, 11.4 million barrels of production was secured through derivative instruments at a refining margin level of $2 per barrel.

        Preem's Supply and Refining Segment generated EBITDA of SEK743 million in the first quarter of 2003 compared to SEK311 million in the first quarter of 2002.

  Marketing Segment

        Cold weather during the first quarter of 2003, combined with high electricity prices, led to high sales volumes in our Marketing Segment. In our home-heating division, the cold weather and high electricity prices offset the trend of structural conversion of heating sources from oil to other heating facilities, resulting in an 8% increase in sales volumes compared to the first quarter of 2002. The demand for oil heating installations, however, remains low. The volatile market prices have however put pressure on the margins. In the business-to-business division of our Marketing Segment, customer contracts are now being renegotiated to allow for better flexibility in periods of rapidly changing product prices.

        The station and consumer division has focused on marketing and publicizing the Preem brand, including hosting a conference for station managers and retailers. We also intend to launch further marketing activities in 2003.

        Our Marketing Segment generated EBITDA of SEK73 million in the first quarter of 2003 compared to SEK70 million in the first quarter of 2002.

  Corporate Cost Center

        We book losses or gains in foreign exchange in operating activities separately as "corporate costs" so that we can fairly and accurately present the results of the operating activities of each of our reportable segments. The "corporate cost center" generated negative EBITDA of SEK133 million in the first quarter of 2003 compared to negative EBITDA of SEK131 million in the first quarter 2002.

Results of operations

        Our revenues include excise duties, which are taxes on petroleum products that we collect at the point of sale and remit monthly primarily to the government of Sweden. The continuous collection of excise duties at the time of sale and the holding of such excise duties until we are obligated to remit them to the government enables us to use this cash to fund a significant portion of our working capital needs. Sales revenue represents our revenues less the excise duties. In this discussion, we have broken out the sales revenue of our Supply and Refining Segment and our Marketing Segment. The sales revenue of our Supply and Refining Segment includes intercompany sales to the Marketing Segment (and, in the first quarter of 2002, to our International Segment). The sales revenue of our Marketing Segment (and, for the first quarter of 2002, our International Segment) includes sales revenue received on the resale of such refined products. We have included intercompany sales revenue in total sales revenue for our Supply and Refining Segment. Our intercompany sales are made at market rates. Since refined products are commodities, these sales could have been made to third parties at similar prices. We believe that the inclusion of these amounts in the sales revenue for our Supply and Refining Segment properly reflects the results of these segments for purposes of comparison. To avoid overstating total sales revenue, these intercompany sales have been eliminated in our Consolidated Financial Statements included above.

        Cost of goods sold consists of the cost of our crude oil purchases (including transportation costs) and direct production costs (including depreciation of equipment used in the refining process). We have no supply contracts of more than 13 months in duration and rely primarily on spot market purchases. We regularly monitor market conditions for various types of crude oil as well as demand for refined products.

        Gross profit is our sales revenue less the cost of goods sold. Occasionally, due to market forces, the crude oil and/or refined product price curve is in "contango," meaning that forward prices of crude oil or refined products exceed current spot market prices. While we do not speculate with inventory, as a result of our large storage capacity we are able to take advantage of the price curve being in contango by simultaneously entering into current spot market purchase and future sale agreements. When we take advantage of the price curve being in contango, our primary expense is that associated with storing the crude oil or refined products until their time of delivery under the future sale agreement. So long as our storage costs are less than the profit margin resulting from the price curve being in contango we are able to lock in a profit margin. By locking in our margin, we can realize significant profits by utilizing our substantial storage facilities to store crude oil and refined products at our existing facilities until the delivery date called for by the sale agreements. Selling expenses consist primarily of the costs of sales personnel, advertising and promotions. Administrative expenses consist primarily of the costs of administrative personnel.

        Other operating income consists of our sales of surplus heat, harbor fees, commission income, sales of storage certificates to other oil companies for their EU-imposed compulsory storage obligations, income from the rental of dealer-operated service stations and several other items none of which is individually material. Our other operating income is largely attributable to our non-refining business and, as such, is insulated to a degree from the volatility of our refining margins and provides us with relatively stable earnings.

        Operating income is gross profit net of the foregoing items and net of non-recurring items, if any. We have itemized the contributions to operating income of our Supply and Refining Segment, Marketing Segment and International Segment.

        Financial income and expenses, net, consist of our share of the non-cash income (loss) of associated companies, dividends received, interest income and expense, foreign exchange losses and certain other items.

        We are subject to Swedish income tax on our taxable income. We attempt to minimize the amount of taxes payable by Preem Holdings AB by transferring, to the extent possible, our taxable income to its parent company, Corral Petroleum Holdings AB. As a result, the amount included on our statement of operations as income taxes generally reflects book-entry transfers rather than cash paid or payable. In particular, we effect a transfer to our parent company, Corral Petroleum Holdings AB, which we record as a group contribution in the form of a book-entry dividend. The amount we can transfer on a year-to-year basis is limited by the Swedish Companies Act to the lesser of the amount of our unrestricted shareholders' equity, which includes net income earned during the year, shown on a consolidated and stand-alone basis. The group contribution is simultaneously offset by a shareholder contribution. The excess of the group contribution, if any, over the shareholder contribution represents a true dividend payable in cash.

        Minority interests as of March 31, 2003 principally reflect the interest of Vattenfall AB in Preem Gas AB. Minority interests as of March 31, 2002 also reflected the interests of Hydro R&M Holding AS, an affiliate of Norsk Hydro AS, in Scanraff and Greenergy International Limited in Greenergy Fuels Limited. In 2002, we sold our interest in Greenergy Fuels Limited to Greenergy International Limited. In addition, in 2002, with the restructuring of Scanraff and Scancracker, we began accounting for our ownership in Scanraff using the proportional method instead of the consolidation method.

        The following table shows the sales revenues and operating income for our reportable segments discussed above:

	Three months ended March 31,
	2002	2003
	(in millions)
Sales Revenue:
Supply & Refining	6,258	9,578
Marketing	2,395	3,256
International	450	—
Total Sales Revenue	7,462	10,346
Operating Income (loss):
Supply & Refining	188	599
Marketing	32	34
International	0	—
Other non-allocated expense	(165)	(167)
Total Operating Income	55	466

Consolidated Statement of Operations

	Three months ended March 31,
	2002	2003
	(in millions)
Revenues	10,330	12,560
Excise duties	(2,868)	(2,214)

Sales revenue	7,462	10,346
Costs of goods sold	(7,141)	(9,643)
Gross profit	321	703
Selling and administrative expenses	(339)	(316)
Other operating income	73	79

Operating income	55	466
Financial income/(expense), net	64	(80)

Income before taxes	119	386
Income taxes	(44)	(108)
Minority interests	(3)	(1)

Net income	72	277

  Three months ended March 31, 2003 compared to three months ended March 31, 2002

        Revenues.    Our revenues for the three months ended March 31, 2003 were SEK12,560 million, an increase of SEK2,230 million, or approximately 22%, from SEK10,330 million for the three months ended March 31, 2002. The increase in revenues was primarily attributable to the increase in market prices for crude oil and products and to higher sales volumes. The market price for crude oil in the first quarter of 2003 was approximately 49% higher than the market price for the same period last year. The increase was to a certain extent offset by the weakening of the Dollar versus the Krona. In the first quarter of 2003, the Dollar decreased by approximately 18% against the Krona compared to the same period last year. Because our sales are made principally in Dollars, a weaker Dollar, when translated into Kronor, will result in a decrease in revenues if all other factors remain constant over time.

        Sales revenue.    Sales revenue for the three months ended March 31, 2003 was SEK10,346 million, an increase of SEK2,884 million, or approximately 39%, from SEK7,462 million for the three months ended March 31, 2002, primarily as a result of, and in the same proportions as, the factors discussed above.

        Cost of goods sold.    Cost of goods sold for the three months ended March 31, 2003 was SEK9,643 million, an increase of SEK2,502 million, or approximately 35%, from SEK7,141 million for the three months ended March 31, 2002, primarily as a result of, and in the same proportions as, the factors discussed above.

        Gross profit.    Gross profit for the three months ended March 31, 2003 was SEK703 million, an increase of SEK382 million, or approximately 119%, from SEK321 million for the three months ended March 31, 2002. This increase was primarily a result of higher sales margins due to much higher refining margins and to higher sales volumes.

        Selling and administrative expenses.    Selling expenses for the three months ended March 31, 2003 were SEK197 million, a decrease of SEK36 million, or approximately 15%, from SEK233 million for the three months ended March 31, 2002. The decrease in selling expenses is primarily a result of the sale of our operations in Poland and in the United Kingdom. Administrative expenses for the three months ended March 31, 2003 were SEK119 million, an increase of SEK13 million, or approximately 12%, from SEK119 million for the three months ended March 31, 2002. The increase is largely the result of higher costs for corporate projects and pension expenses.

        Other operating income.    Other operating income for the three months ended March 31, 2003 was SEK79 million, an increase of SEK6million, or approximately 8%, from SEK73 million for the three months ended March 31, 2002. The increase is primarily attributable to higher sales of waste heat sold by our Preemraff refinery to the City of Gothenburg.

        Operating income (loss).    Operating income for the three months ended March 31, 2003 was SEK466 million, an increase of SEK411 million, from SEK55 million for the three months ended March 31, 2002. This increase was primarily a result of higher sales margins and higher sales volumes. The operating income of our Supply and Refining Segment was SEK599 million for the three months ended March 31, 2003, an increase of SEK411 million from SEK188 million for the three months ended March 31, 2002. This increase in operating income was in particular attributable to much higher refining margins and to an increase in sales volumes. Our Marketing Segment generated an operating income of SEK34 million for the three months ended March 31, 2003, an increase of SEK2 million, or approximately 6%, from an operating income of SEK32 million for the three months ended March 31, 2002. The increase in the Marketing Segment's operating income was primarily a result of higher sales volumes compared to the same period last year.

        Financial expense, net.    Financial expense, net, for the three months ended March 31, 2003 was SEK(80) million, a decrease of SEK144 million from SEK64 million for the three months ended March 31, 2002. The principal component of this decrease was a decrease in foreign exchange gains on the notes of SEK126 million.

Introduction of the Euro

        On January 1, 1999, a new single European currency, the "Euro," replaced the local currencies in eleven of the fifteen member states of the European Union. The participating members of the European Union established fixed conversion rates between their sovereign currencies and the Euro. As of January 1, 2001, a twelfth member state has joined the European Monetary Union. Beginning January 1, 2002, the participating members began issuing new Euro-denominated bills and coins for use in cash transactions. As of July 1, 2002, all participating members had withdrawn all bills and coins denominated in the respective local currencies, so that the local currencies are no longer legal tender for any transaction, completing the conversion to the Euro.

        The Swedish Parliament elected not to participate in the European Monetary Union at its commencement on January 1, 1999, although it has stated that it will let voters decide whether to participate later through a referendum. The referendum will be held in September 2003. If and when Sweden decides to participate in the single currency, the Krona would be replaced by the Euro. We cannot assure you that the introduction of the Euro will not increase the volatility of the Krona exchange rates or result in the future appreciation of the Krona.

        The introduction of the Euro has not had a material effect on our operations. Our Swedish operations have been able to conduct business in Euro since January 1, 1999. This has not involved any material amendments to our systems software, staff training or other steps. We believe that all necessary procedures have been taken and tested, and staff trained in the changes to working practices.

Recently issued accounting standards

        On April 30, 2003, the Financial Accounting Standards Board, or FASB, issued FASB Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, to address (1) decisions reached by the Derivatives Implementation Group, (2) developments in other Board projects that address financial instruments, and (3) implementation issues related to the definition of a derivative. Statement 149 has multiple effective date provisions depending on the nature of the amendment to Statement 133. The Company is currently evaluating the impact of adopting Statement 149 on its financial statements.

        On May 15, 2003, the FASB issued FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. For nonpublic entities, mandatorily redeemable financial instruments are subject to the provisions of this statement for the first fiscal period beginning after December 15, 2003. The Company is currently evaluating the impact of adopting Statement 150 on its financial statements.

Critical Accounting Policies

        Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in Sweden (Swedish GAAP), which differ in certain significant respects from generally accepted accounting principles in the United States (US GAAP). The principle differences between Swedish GAAP and US GAAP are further discussed in note 26 to the our Consolidated Financial Statements included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2002.

        The preparation of our consolidated financial statements requires the use of estimates, judgments and assumptions that affect the reported amounts of assets, liabilities and provisions at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The following accounting principles applied by us that are deemed to be critical are discussed below.

  Impairment of long-lived assets

        We review long-lived assets used in our business on an annual basis for impairment, or whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable. An impaired asset or a group of assets may not be recoverable. An impaired asset is written down to its estimated fair value. We estimate fair value based on independent appraisals and projected cash flows discounted at a rate determined by management to be commensurate with our business risk. The estimation of fair value using these methods is subject to numerous uncertainties, which require our significant judgment when making assumptions of revenues, operating costs, selling and administrative expenses, interest rates and general economic business conditions, among other factors.

  Capitalized Turnaround Costs

        We record the cost of major scheduled refinery maintenance ("turnarounds"), catalysts used in refinery process units as deferred charges. We amortize these deferred charges over the expected periods of benefit, generally ranging from two to four years. The American Institute of Certified Public Accountants has issued an Exposure Draft for a Proposed Statement of Position, "Accounting for Certain Costs and Activities Related to Property, Plant and Equipment," which would require major maintenance activities to be expensed as costs are incurred. If this proposed Statement of Position is adopted in its current form, we will be required to write off the balance of our deferred maintenance costs, which totaled SEK185 million at March 31, 2003, and expense future costs as incurred.

  Inventory

        Our inventories are stated at the lower of cost or market. We use the FIFO ("first in, first out") method to determine the cost of our crude oil and refined product inventories. The carrying value of these inventories is sensitive to volatile market prices. If the market value of these inventories had been $1 per barrel lower as of March 31, 2003, we would have been required to write down the value of our inventories by SEK114 million. If refined product prices decline from the value at the end of a period, then we may be required to write down the value of our inventories in future periods.

  Contingencies

        We record an estimated loss from a loss contingency when information available prior to issuance of our financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Accounting for contingencies such as environmental, legal and income tax matters requires us to use our judgment. While we believe that our accruals for these matters are adequate, if the actual loss from a loss contingency is significantly different than the estimated loss, our results of operations may be over or understated.

Liquidity and Capital Resources

  Overview

        Our primary sources of liquidity are internal cash generation, long-term debt, short-term working capital financing and short-term use of excise duties collected. We operate in an environment in which liquidity and capital resources are impacted by changes in the prices for crude oil and refined products, and a variety of additional risks, including currency and regulatory risks. In particular, because we purchase crude oil on the spot market and prices can be volatile, the availability of cash or short-term credit is crucial to our business. Historically, our cash and short-term credit have been sufficient to finance such purchases. For the three months ended March 31, 2003, EBITDA was SEK683 million, compared to SEK257 million for the three months ended March 31, 2002.

        EBITDA represents operating income (loss), before depreciation and amortization. EBITDA is a non-GAAP financial measure of liquidity and should not be considered as a substitute for operating earnings, net income, cash flow from operating activities or other statements of operations or cash flow data computed in accordance with Swedish GAAP. Funds depicted by this measure may not be available for management's discretionary use or for payment of interest or principle on our high-yield notes. Because all companies do not calculate EBITDA identically, the presentation of EBITDA may not be comparable to similarly entitled measures of other companies. The following table presents a reconciliation of EBITDA to cash flow from operating activities, the most directly comparable financial measure calculated and presented in accordance with Swedish GAAP.

	Three months ended March 31,
	2002	2003
	(in millions)
Cash flow from operating activities	(598)	(183)
Changes in working capital	753	749
Taxes paid	28	—
Unrealized exchange gains	138	41
Other adjustments for non-cash items	—	(4)
Financial income/expense, net	(64)	80
EBITDA	257	683

        We believe that cash flow from operating activities, bank borrowings and other available sources of funds will be adequate to enable us to make required payments on our debt and to fund anticipated expenditures and working capital requirements for the foreseeable future.

        In January 2003, we received an unconditional shareholder contribution from our parent company, Corral Petroleum Holdings AB, of SEK345 million, which was offset against the liability for a group contribution in 2002 of SEK345 million. Neither of these payments are restricted by the indenture governing our senior secured notes.

  Cash Flow

        Cash flow used in operating activities was SEK(183) million for the three-month period ended March 31, 2003, an increase of SEK415 million from SEK(598) for the three-month period ended March 31, 2002. The increase was primarily a result of an increase in income after financial items from SEK119 million for the three months ended March 31, 2002 to SEK386 million for the three months ended March 31, 2003 and a decrease in unrealized exchange gains from SEK138 million for the three months ended March 31, 2002 to SEK41 million for the three months ended March 31, 2003.

        In Sweden, we collect government excise duties imposed on petroleum products at the time of retail sale and subsequently remit them on a monthly basis to the Swedish government. Excise duties were SEK2,214 million for the three-month period ended March 31, 2003 compared to SEK2,868 million for the three-month period ended March 31, 2002. The delay between the time we collect these funds and the time we are required to remit them to the government enables us to use the cash to finance a significant portion of our working capital needs.

        Cash flow used in investing activities was SEK101 million for the three-month period ended March 31, 2003 compared to SEK207 million recorded for the three-month period ended March 31, 2002. The decrease was primarily a result of lower investments in tangible fixed assets at our refineries. Cash flow from financing activities was SEK85 million for the three-month period ended March 31, 2003 compared to SEK529 million recorded for the three-month ended March 31, 2002. The decrease in cash flow from financing activities was a result of an increase in amortizations from SEK207million for the three months ended March 31, 2002 to SEK660 million for the three months ended March 31, 2003.

  Restrictions on transfers of funds

        Preem Holdings AB is a holding company. As a holding company, to meet our debt service and other obligations, we are dependent upon contributions, dividends, permitted repayment of debt and other transfers of funds from Preem Petroleum AB. Substantially all of our present assets consist of 100% of the share capital of Preem Petroleum AB and loans to Preem Petroleum AB made in connection with our offering of our senior secured notes in 2001. The ability of our subsidiaries to pay group contributions, dividends and make other payments to us may be restricted by, among other things, applicable corporate and other laws and regulations and by the terms of agreements to which such subsidiaries may be or may become subject. For example, a subsidiary company is prohibited from lending cash to a parent company under applicable corporate and other laws and regulations.

        Preem Petroleum AB effects a transfer to us and records it as a group contribution in the form of a book-entry dividend. The amount Preem Petroleum AB can transfer in this manner on a year-to-year basis is limited by the Swedish Companies Act to the lesser of the amount of its unrestricted shareholders' equity, which includes net income earned during the year, shown on a consolidated and stand-alone basis.

  Credit Arrangements, Shareholder Investment and Intercreditor Arrangements

        As of March 31, 2003, we had total debt of SEK6,720 million and an additional SEK1,056 million of available unused commitments. Our long-term debt (excluding long-term bank overdraft facilities and shareholder loans) amounted to SEK5,287 million as of March 31, 2003, the current portion of which was SEK403 million. We also had drawings under short-term debt of SEK663 million. These loans and facilities are provided by various international banks. As of March 31, 2003, our indebtedness bore interest at a weighted average annual rate of 7.1%.

        In addition, as of March 31, 2003, we owed SEK242 million to Corral Petroleum Holdings AB in the form of an interest-free subordinated loan with no maturity date.

Subsequent events

        On June 29, 2000, the Swedish Competition Authority filed a summons application to the City Court of Stockholm against Preem Petroleum AB and four other oil companies operating in Sweden demanding that the City Court impose total fines on all five oil companies of SEK740 million as a penalty for alleged infringements of the Swedish Competition Act. Of the SEK740 million in total fines, the Swedish Competition Authority demanded that the City Court impose fines on Preem Petroleum AB of SEK85 million. This claim was adjusted to SEK81 million. The Competition Authority claimed that Preem Petroleum AB participated in a cartel on the Swedish market concerning prices and discounts on gasoline during the summer and fall of 1999. Court proceedings took place during the third quarter of 2002 and on April 29, 2003 the District Court of Stockholm announced its judgment, finding that the five companies had violated the Competition Act. The court assessed Preem Petroleum AB with a fine of SEK6 million. The court also ordered the Competition Authority to pay up to SEK2.3 million of our legal fees. Both the Competition Authority and Preem Petroleum AB have appealed the court's judgment.

        Our Preemraff refinery was shut down in the beginning of May for regularly scheduled maintenance (referred to as a "turnaround"), which occurs every four years. The shut down is expected to last for approximately four weeks.

Quantitative and Qualitative Disclosures About Market Risk

        Our primary market risk exposures are commodity price risk, foreign currency risk and interest rate risk.

  Commodity Price Risk

        Changes in the price of commodities, such as crude oil, can affect our cost of goods sold and the price of our refined products. Commodity price changes can trigger a price effect on inventory, which can affect our revenues, gross profit and operating income. Our inventory management strategies include the purchase and sale of exchange-traded, oil-related futures and options with a duration of twelve months or less. To a lesser extent, we also use oil swap agreements similar to those traded on international exchanges such as the International Petroleum Exchange, including crack spreads and crude oil options that, because they contain certain terms, such as point of delivery, customized to the market in which we sell, are better suited to hedge against the specific price movements in our markets. The number of barrels of crude oil and refined products covered by such contracts varies from time to time. We hedge amounts of crude oil and refined products above and below optimal inventory levels, which represent the volumes in stock and in transit within our system. These strategies are designed to minimize, on a short-term basis, our exposure to the risk of fluctuations in crude oil prices and refined product margins. This hedging activity is closely managed and subject to internally established risk standards. The results of these hedging activities are recognized in our financial statements as adjustments to the refining costs of sales and inventory costs.

        Fluctuations in the crude oil price have been significant over the last three years. The three-year low of the monthly average dated Brent crude oil price (free on board, Rotterdam) was $18.68 per barrel in December 2001, while the three-year high was $32.77/barrel in September 2000. Monthly average prices decreased by as much as $7.48 from November to December 2000, by $5.08 per barrel from September to October 2001 and $4.66 per barrel from November to December 2002.

        Our revenues and cash flows, as well as estimates of future cash flows are sensitive to changes in energy prices. Major shifts in the cost of crude oil and the price of refined products can result in significant changes in the operating margin from refining operations. Energy prices also determine the carrying value of our inventory.

        We enter into commodity derivative contracts from time to time, to manage our price exposure to our inventory positions and our purchases of foreign crude oil in the refining process, and to fix margins on certain future production. The commodity derivative contracts may take the form of futures contracts, collars or price swaps and are entered into with reputable counter-parties. Gains and losses on futures contracts, realized and unrealized, are recognized in cost of goods sold at the time the contract is bought or sold (marked to market).

  •
  Hedging Activities/Hedge of Inventory: As of March 31, 2003, we had a short position in derivative contracts of Brent crude oil and oil products of 19,000 m3. The unrealized loss as of March 31, 2003, was SEK11 million ($1.3 million).

  •
  Trading Activities: As of March 31, 2003, the following commodity derivative contract was not treated as a hedge: a short position on trading of 65,000 m3. The unrealized loss as of March 31, 2003, was SEK6.8 million ($0.8 million).

  •
  Hedging Activities/Hedge of refining margin: As of March 2003, 48.6 million barrels of the year 2003 and 2004 refinery production was secured at a refining margin of $2.819 per barrel. The unrealized loss as of March 31, 2003, was SEK239.7 million ($28.2 million).

  Foreign Currency Risk

        We publish our financial statements in Kronor. However, our crude oil purchases are primarily denominated in Dollars, our revenues are denominated in both Dollars and Kronor, a portion of our indebtedness is denominated in Dollars, a portion of our indebtedness is denominated in Kronor and a portion of our indebtedness comprising the senior secured notes is denominated in Euros. Consequently, fluctuations in the Dollar-Krona and Euro-Krona exchange rates can affect our financial results. We incur substantial amounts of our borrowings in Dollars to hedge our expenses to inventories, which are also priced in Dollars. We primarily use forward exchange contracts and, to a lesser extent, currency options and currency swaps to manage our foreign currency risk.

        In the three-month period ended March 31, 2003, we estimate that we received 70% of our revenues in Dollars and 30% in Kronor and that we incurred 80% of our costs and expenses in Dollars and 20% in Kronor. In the three-month period ended March 31, 2002, we estimate that we received 60% of our revenues in Dollars and 30% in Kronor and that we incurred 70% of our costs and expenses in Dollars and 30% in Kronor. As of March 31, 2003, our Krona-denominated fixed-rate indebtedness totaled SEK535 million and our Krona-denominated variable-rate indebtedness totaled SEK1,192 million. As of March 31, 2003, our Dollar-denominated fixed-rate indebtedness totaled $105 million and our Dollar-denominated variable-rate indebtedness totaled $45 million. As of March 31, 2003, our Euro-denominated fixed-rate indebtedness totaled €291 million.

        The table below presents, as of March 31, 2003 and December 31, 2002, a summary of our financial instruments by functional currency and expected maturity dates, which are derived from the Preem Holdings AB consolidated financial statements.

	2003	2004	2005	2006	2007	2008+	Total Value	Percentage of Total Long-Term Debt(1)	Estimated Fair Value
	SEK	SEK	SEK	SEK	SEK	SEK	SEK		SEK
	(in millions, except percentages)
Krona-denominated indebtedness as of March 31, 2003:
Fixed rate debt—amount due	—	—	—	—	300	235	535	9%	572
Variable rate debt—amount due	220	555	186	4	203	24	1,192	21%	1,192
Dollar-denominated indebtedness as of March 31, 2003:
Fixed rate debt—amount due	—	—	—	425	—	468	893	16%	967
Variable rate debt—amount due	170	—	213	—	—	—	383	7%	383
Euro-denominated indebtedness as of March 31, 2003:
Fixed rate debt—amount due	—	—	—	—	—	2,686	2,686	47%	2,458
Krona-denominated indebtedness as of December 31, 2002:
Fixed rate debt—amount due	—	—	—	—	300	235	535	9%	574
Variable rate debt—amount due	550	701	259	4	203	25	1,742	28%	1,742
Dollar-denominated indebtedness as of December 31, 2002:
Fixed rate debt—amount due	—	—	—	441	—	486	927	15%	1,006
Variable rate debt—amount due	—	—	221	—	—	—	221	4%	221
Euro-denominated indebtedness as of December 31, 2002:
Fixed rate debt—amount due	—	—	—	—	—	2,678	2,678	44%	2,316

(1)
Includes current portion.

        Preem Holdings AB and its consolidated subsidiaries had, as of March 31, 2003, cash and cash equivalents in foreign currencies amounting to SEK59 million of which the equivalent of SEK29 million was denominated in Dollars, the equivalent of SEK16 million was denominated in Euro and the equivalent of SEK14 million was denominated in other European currencies.

  Interest Rate Risk

        In the normal course of our business, we hold various financial instruments that expose us to the risk of loss arising from changes in the market interest rates. We use interest rate swaps to manage our interest rate risk, but did not have any open position at either March 31, 2003 or December 31, 2002. As of March 31, 2003, SEK4,114 million of our indebtedness required payment at fixed rates and SEK1,575 million required payment at variable rates. As of December 31, 2002, SEK4,140 million of our indebtedness required payment at fixed rates and SEK1,963 million required payment at variable rates.

        The table below presents, as of March 31, 2003 and December 31, 2002, principal cash flows and related weighted average interest rates by expected maturity dates.

	2003	2004	2005	2006	2007	Thereafter	Total Value	Percentage of Total Long-Term Debt(1)	Estimated Fair Value
	SEK	SEK	SEK	SEK	SEK	SEK	SEK		SEK
	(in millions, except percentages)
As of March 31, 2003:
Fixed rate debt—amount due	—	—	—	425	300	3,389	4,114	72%	3,997
Weighted average interest rate	—	—	—	5.6%	6.4%	9.7%	9.0%	—	—
Variable rate debt—amount due	390	555	399	4	203	24	1,575	28%	1,575
Weighted average interest rate	3.0%	4.2%	3.0%	4.6%	4.0%	4.6%	3.4%	—	—
As of December 31, 2002:
Fixed rate debt—amount due	—	—	—	441	300	3,399	4,140	68%	3.896
Weighted average interest rate	—	—	—	5.6%	6.4%	9.7%	8.9%	—	—
Variable rate debt—amount due	550	701	480	4	203	25	1,963	32%	1,963
Weighted average interest rate	4.6%	4.5%	3.6%	4.4%	4.3%	4.4%	4.3%	—	—

(1)
Includes current portion.

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SIGNATURES
Table of Contents
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
PRESENTATION OF CERTAIN INFORMATION
Preem Holdings AB and Consolidated Subsidiaries Consolidated Income Statements (unaudited)
Preem Holdings AB and Consolidated Subsidiaries Consolidated Balance Sheets (unaudited)
Preem Holdings AB and Consolidated Subsidiaries Consolidated Balance Sheets (unaudited)
Preem Holdings AB and Consolidated Subsidiaries Consolidated Statements of Cash Flow (unaudited)
Preem Holdings AB and Consolidated Subsidiaries Notes to Consolidated Financial Statements Three-Months Period Ended March 31, 2003
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS